UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
PointerTop, Inc

Legal status of issuer

> **Form**
> Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> November 16, 2015

Physical address of issuer
15333 N. Pima Rd , Suite 305, Scottsdale , AZ 85260

Website of issuer
https://www.pointertop.com

https://www.pointertop.com

Current number of employees
2

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$353,010.00	$463,632.32
Cash & Cash Equivalents	$120,035.00	$24,293.32
Accounts Receivable	$0.00	$0.00
Short-term Debt	$769,760.00	$460,384.09
Long-term Debt	$0.00	$0.00
Revenues/Sales	$66,779.00	$46,469.53
Cost of Goods Sold	$42,183.00	$0.00
Taxes Paid	$729.00	$532.28
Net Income	-$229,639.00	-$119,473.77

April 28th, 2023

FORM C-AR

PointerTop, Inc



  This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by PointerTop, Inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.pointertop.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the

Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28th, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

PointerTop, Inc (the "Company") is a Delaware Corporation, formed on November 16, 2015. The Company is currently also conducting business under the name of WebToq.

The Company is located at 15333 N. Pima Rd , Suite 305, Scottsdale , AZ 85260.

The Company's website is https://www.pointertop.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company designs, develops, and markets it's remote agent SaaS software, WebToq, and sells a variety of related services, and third-party digital content and applications, including Unified Communications on a white-label basis, Digital Marketing solutions, and websites.

RISK FACTORS

Risks Related to the Company's Business and Industry

WebToq cross-interactive websites represent a new technology and a new way of consuming web information.
There are no assurances that this new technology will prove popular among end-users or be adopted by corporate clients in the long run.

PointerTop has patented WebToq's technology to help create a competitive barrier.
As with all new patents, there is a risk that other companies can create similar, work-around solutions or that the patent is invalidated in court, and those competitors are able to capture critical market share before WebToq is able to establish a significant client base.

PointerTop relies on key providers for the development and distribution of its products and services, namely Amazon Web Services and Global Gateway Technologies.
The loss of those providers could adversely and severely affect operations in the short term.

As a new startup PointerTop runs the risk of not reaching profitability before its funds run out or subsequent investments are acquired.

As an innovative software company, PointerTop runs the risk of being sued for patent infringement by other, currently unknown companies in the development and distribution of its novel and proprietary software.

Temporary Rule 20l(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 20l(t) in the initial Form c filed with the Commission.
This offering has commenced in reliance of Temporary Rule 201(z)(2).

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Rafael Saavedra is a part-time officer.
As such, it is likely that the company will not make the same progress as it would if that were not the case.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.
In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer

restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us.

Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company designs, develops, and markets it's remote agent SaaS software, WebToq, and sells a variety of related services, and third-party digital content and applications, including Unified Communications on a white-label basis, Digital Marketing solutions, and websites.

Business Plan

The Company is committed to bringing the best user experience to its customers through its innovative software and related services. The Company's business strategy leverages its unique ability to design and develop its own remote agent experience and to provide its customers products and solutions with innovative design, superior ease-of-use and seamless integration. We allow customers to discover and download digital and marketing content into their application for use during sales or service sessions. As part of its bundling strategy, the Company continues to expand its platform for the discovery and delivery of third-party Unified Communications and applications, as well as providing Digital Marketing and Website design and development in our quest to amplify the adoption and use of the WebToq platform.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
WebToq	High-touch service experience for for customers via businesses' digital channels	High-touch targets worldwide, companies worldwide who are interested in Cloud Contact Solutions.

We have no new products in development, but we are always researching to improve our software.

We run digital marketing campaigns and offer our software via our online website.

Competition

The Company's primary competitors are Zendesk, Drift, Qualified.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness. We have two key vendors, Gateway Global Solutions for our contract programming and Amazon Web Services for server hosting.

The Company's customers are small, medium, and large companies mostly based in Arizona that are interested in Cloud Contact Solutions.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
10108998	Method and system of directed, two-way consultative communications between a webpage user and a remote representative	A method of providing directed, two-way consultative communications between a consumer and a customer service representative.	December 23, 2015	October 23, 2018	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
90560736	Software	WebToq	March 4, 2021	May 24, 2022	USA

We also have trademarks on PointerTop, CrozTop, and VozTop[.

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, intellectual property ownership and infringement, tax, data privacy requirements,and anti-competition. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 15333 N. Pima Rd , Suite 305, Scottsdale , AZ 85260

The Company has the following additional addresses:

The Company conducts business in Arizona.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jason Junge

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and CEO: 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

PointerTop, President and CEO: 2015-Present Telexa Inc, CEO: 2011-2018 Frontera Communications, CEO: 2004-2010

Education

Massachusetts Institute of Technology, Bachelors in Management Science Northwestern University-Kellogg School of Management, MBA

Name

Andrea Junge

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President: 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

PointerTop, President: 2017-Present Telexa, Inc, Co-founder, President, and CEO: Sep 2018-Present

Education

Southern Oregon University, Bachelor's Degree in Communication University of Phoenix, Bachelor of Business Admin

---

Name

Kurt Junge

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director: 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

PointerTop, Director: 2016-Present Telexa Inc, Co-founder and CTO: 2010-2017

Education

Education

University of the Andes Executive MBA University of California, Berkeley BS in Business Admin

---

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jason Junge

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and CEO: 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

PointerTop, President and CEO: 2015-Present Telexa Inc, CEO: 2011-2018 Frontera Communications, CEO: 2004-2010

Education

Massachusetts Institute of Technology, Bachelors in Management Science Northwestern University-Kellogg School of Management, MBA

Name

Rafael Saavedra

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO: 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

PointerTop CTO: 2016-Present Trace.Coffee/Trace.Global, Co-founder, 2014-Present

Education

Indemnification

12

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Arizona.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	765,000
Voting Rights	There are voting rights
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	13,341
Voting Rights	There are voting rights
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Options
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Telexa Inc
Amount outstanding	$86,515.00
Interest rate and payment schedule	10% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	December 5, 2022
Other material terms	Flexible payment terms without required regular payments or a hard maturity date.

Type of debt	Notes
Name of creditor	Telexa Inc
Amount outstanding	$69,575.00
Interest rate and payment schedule	10% per annum
Amortization schedule	
Describe any collateral or security	

Maturity date	December 21, 2023
Other material terms	Flexible payment terms

Type of debt	Notes
Name of creditor	Telexa Inc
Amount outstanding	$39,600.00
Interest rate and payment schedule	10% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	October 28, 2024
Other material terms	Flexible payment terms

Type of debt	Notes
Name of creditor	Telexa Inc
Amount outstanding	$75,061.00
Interest rate and payment schedule	10% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	August 25, 2025
Other material terms	Flexible payment terms

Type of debt	Notes
Name of creditor	Telexa Inc
Amount outstanding	$152,800.00
Interest rate and payment schedule	10% per annum
Amortization schedule	
Describe any collateral or security	

Maturity date	January 19, 2026
Other material terms	Flexible payment terms

Type of debt	Notes
Name of creditor	Jason Junge
Amount outstanding	$311,260.00
Interest rate and payment schedule	10% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	Flexible payment terms

The total amount of outstanding debt of the company is $769,760

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	13,341	$76,638.00	Salaries, professionals, operations, advertising, and WeFunder fees	May 1, 2021	Regulation CF

Ownership

The Company has a number of different founding shareholders, with Jason Junge being the only shareholder with over 20% ownership. The Company also holds 13,341 convertible shares from a SAFE generated from a crowdfunding raise on WeFunder.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jason Junge	37.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
$24,596.00	-$159,569.00	$0.00

Operations

Our most recent equity financing was conducted in May, 2021. Following the Offering, we do not intend to raise capital again until early 2024. We are currently focusing on increasing our customer base will getting to profitability, and delaying further development in the process.

The Company intends to achieve profitability in the next 12 months by delaying further development and reducing marketing expenditures to an absolute minimum by relying on networking activities to generate sales.

Liquidity and Capital Resources

On April 12th, 2022 the Company conducted an offering pursuant to Regulation CF and raised $76,638.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
The company's CEO Jason Junge has contributed and continues to contribute short-term loans to WebToq while we get to profitability.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

The company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates. XX Investments is the Company's transfer agent and also acts as custodian, paying agent and proxy agent, on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors). In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Telexa Inc
Relationship to the Company	Related Company
Total amount of money involved	$423,551.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Loan
Related Person/Entity	Jason Junge
Relationship to the Company	President
Total amount of money involved	$311,250.00
Benefits or compensation received by related person	10% interest rate
Benefits or compensation received by Company	
Description of the transaction	Loan

Securities

Related Person/Entity	Gerardo De La Torre
Relationship to the Company	Shareholder and board member
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced Round

Conflicts of Interest

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Telexa Inc
Relationship to the Company	Kurt Junge (founding advisor and board member of PointerTop) is Co-founder and CTO, Jason Junge (CEO of PointerTop) was CEO, and Andrea Junge (Director at PointerTop) is the CEO at Telexa
Total amount of money involved	$423,551.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Loans from related company, Telexa Inc

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jason Junge
(Signature)

Jason Junge
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jason Junge
(Signature)

Jason Junge
(Name)

President
(Title)

(Date)

/s/Andrea Junge
_____
(Signature)

Andrea Junge
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/Kurt Junge
_____
(Signature)

Kurt Junge
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/Rafael Saavedra
_____
(Signature)

Rafael Saavedra
(Name)

CTO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

22

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

PointerTop, Inc
Profit and Loss
January - December 2022

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022	Jul 2022	Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022	Total
Income													
Sales	4,401.44	4,509.16	5,139.71	5,179.48	5,072.41	5,693.67	7,264.69	6,377.70	4,752.04	4,978.63	4,974.96	8,434.67	66,778.56
Total Income	$ 4,401.44	$ 4,509.16	$ 5,139.71	$ 5,179.48	$ 5,072.41	$ 5,693.67	$ 7,264.69	$ 6,377.70	$ 4,752.04	$ 4,978.63	$ 4,974.96	$ 8,434.67	$ 66,778.56
Cost of Goods Sold													
Cloud Operations	300.00						45.00		105.53	254.52	254.62	259.03	1,218.70
Hosting Services	29.93	131.90	35.94	146.67	1,046.70	76.70	258.90	1,590.22	103.97	69.97	31.99	340.54	3,863.43
Merchant Account Fees	46.85	71.67	102.03	104.80	100.44	107.24	103.20	102.30	94.79	101.27	101.64	102.62	1,138.85
Partner Commmissions	950.00	850.00	500.00	750.00	1,250.00					647.97			4,947.97
Telecomm Resale	2,325.07	2,354.96	2,519.45	2,854.36	2,461.07	2,573.98	2,826.56	2,490.74	2,571.61	2,566.31	2,859.14	2,611.11	31,014.36
Total Cost of Goods Sold	$ 3,651.85	$ 3,408.53	$ 3,157.42	$ 3,855.83	$ 4,858.21	$ 2,757.92	$ 3,233.66	$ 4,183.26	$ 2,875.90	$ 3,640.04	$ 3,247.39	$ 3,313.30	$ 42,183.31
Gross Profit	$ 749.59	$ 1,100.63	$ 1,982.29	$ 1,323.65	$ 214.20	$ 2,935.75	$ 4,031.03	$ 2,194.44	$ 1,876.14	$ 1,338.59	$ 1,727.57	$ 5,121.37	$ 24,595.25
Expenses													
Advertising and Promotion	677.95	453.29	548.52	453.29	463.87	458.76	538.29	1,017.42	1,145.70	1,059.17	804.64	1,035.60	8,656.50
Automobile Expense			126.44		131.51					50.36	60.17	89.50	457.98
Bank Service Charges	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	64.00	339.00
Contract Programming	15,789.18			54,551.00		22,852.00							93,192.18
Development Ops	40.00	40.00	40.00	40.00	40.00	40.00	40.00	40.00	40.00	40.00	40.00	40.00	480.00
Dues and Subscriptions	51.00	51.00	999.00	226.00	51.00	51.00	51.00	51.00	51.00	51.00	55.00	55.00	1,743.00
Interest Expense							-446.53	164.56	408.84	134.24	367.43	-65.29	563.25
Marketing Ops	59.70	36.79	4,773.70				283.23					58.37	5,211.79
Ops Software Subscriptions	391.33	406.97	106.97	106.97	303.97	54.03	158.43	1,669.53	59.43	59.43	59.43	59.43	3,435.92
Other Contractor	51.50		180.25	594.76	526.84	42.00	299.25	126.01	543.38	70.88	39.38		2,474.25
Payroll Expenses													0.00
Taxes	358.75	358.75	267.75	267.75	267.75								1,520.75
Wages	3,500.00	3,500.00	3,500.00	3,500.00	3,500.00								17,500.00
Total Payroll Expenses	$ 3,858.75	$ 3,858.75	$ 3,767.75	$ 3,767.75	$ 3,767.75	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 19,020.75
Payroll Outsourcing	8,419.26	11,570.53	6,628.37	11,199.35	8,449.62	9,198.55	7,851.66	7,212.95	7,493.44	6,519.09	3,439.84	6,380.19	94,362.85
Professional Fees	1.00	951.00	1,921.29	121.00	1,980.54	1.00	331.00			10,360.00	378.00		16,044.83
Rent Expense	570.79	565.44	567.58	569.72	567.58	565.44	683.14	683.14	688.48	686.34	683.37	683.14	7,514.16
Taxes Paid			679.00						50.00				729.00
Travel Expense								9.00					9.00
Total Expenses	$ 29,935.46	$ 17,958.77	$ 20,363.87	$ 71,654.84	$ 16,307.68	$ 33,287.78	$ 9,814.47	$ 10,998.61	$ 10,505.27	$ 19,055.51	$ 5,952.26	$ 8,399.94	$ 254,234.46
Net Operating Income	-$ 29,185.87	-$ 16,858.14	-$ 18,381.58	-$ 70,331.19	-$ 16,093.48	-$ 30,352.03	-$ 5,783.44	-$ 8,804.17	-$ 8,629.13	-$ 17,716.92	-$ 4,224.69	-$ 3,278.57	-$ 229,639.21
Net Income	-$ 29,185.87	-$ 16,858.14	-$ 18,381.58	-$ 70,331.19	-$ 16,093.48	-$ 30,352.03	-$ 5,783.44	-$ 8,804.17	-$ 8,629.13	-$ 17,716.92	-$ 4,224.69	-$ 3,278.57	-$ 229,639.21

Tuesday, Jan 31, 2023 03:25:44 PM GMT-8 - Cash Basis

PointerTop, Inc
Balance Sheet
As of December 31, 2022

		Dec 2022
ASSETS		
Current Assets		
Bank Accounts		
Chase Checking		3,482.25
Chase Savings		0.15
Schwab		116,553.00
Total Bank Accounts	$	120,035.40
Other Current Assets		
Net Operating Loss Carryover		0.00
Petty Cash		200.00
R&D Intellectual Property		271,555.87
Total Other Current Assets	$	271,755.87
Total Current Assets	$	391,791.27
Other Assets		
Accumulated Amortization		-43,781.00
Other Intellectual Property		5,000.00
Short-term Loans		0.00
Total Other Assets	-$	38,781.00
TOTAL ASSETS	$	353,010.27

LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Partner Sales A/P		25,188.67
Total Accounts Payable	$	25,188.67
Credit Cards		
AmEx Gold		16,211.55
Total Credit Cards	$	16,211.55
Other Current Liabilities		
Direct Deposit Payable		0.00
Jason Junge Loans		311,250.00
Payroll Liabilities		0.00
AZ Income Tax		0.00
AZ Unemployment Tax		-35.00
Federal Taxes (941/944)		0.00
Federal Unemployment (940)		42.00
Total Payroll Liabilities	$	7.00
Stripe Loan		3,986.83
Telexa Loans		454,517.00
Total Other Current Liabilities	$	769,760.83
Total Current Liabilities	$	811,161.05
Total Liabilities	$	811,161.05
Equity		
Capital Stock		173,281.53
Opening Balance Equity		100.00
Retained Earnings		-401,893.10
Net Income		-229,639.21
Total Equity	-$	458,150.78
TOTAL LIABILITIES AND EQUITY	$	353,010.27